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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 05 2002

3/15/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Regional Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Pete Rose Way, Suite 127
(No. and Street)

Cincinnati	OH	45203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Fedasch (513) 241-5555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berge & Company LTD
(Name — *if individual, state last, first, middle name*)

20 West Ninth Street	Cincinnati	OH	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Regional Investment Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jerry Fedasch
Signature

PRESIDENT
Title

Jill S. Partin
Notary Public

NOTARIAL SEAL STATE OF OHIO

JILL S. PARTIN
Notary Public, State of Ohio
My Commission Expires Sept. 3, 2002

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Income
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(xx) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditor's Supplementary Report on Internal Control

BERGE & COMPANY LTD
CERTIFIED PUBLIC ACCOUNTANTS

20 West Ninth Street
Cincinnati, Ohio 45202
(513) 651-3827

Report of Independent Auditors

The Board of Directors
Regional Investment Services, Inc.

We have audited the accompanying statement of financial condition of Regional Investment Services, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regional Investment Services, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Berge & Company LTD

January 15, 2002

REGIONAL INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 23,405
Commissions receivable	11,364
Prepaid expenses	1,427
	$ 36,196

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 7,530
Stockholders' equity:	
Common stock, no par value, 850 shares authorized, 100 issued and outstanding	12,000
Retained earnings	16,666
Total stockholders' equity	28,666
	$ 36,196

See accompanying notes.

REGIONAL INVESTMENT SERVICES, INC.
Notes to Statement of Financial Condition
December 31, 2001

1. Summary of significant accounting policies and nature of business

Nature of business - Regional Investment Services, Inc. is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue recognition - Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. There were no deferred income tax assets or liabilities at December 31, 2001.

2. Related parties

During 2001, a business entity controlled by the majority stockholder of Regional Investment Services, Inc. provided primarily all the facilities, equipment, and administrative support for the Company.

3. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of $27,239, which exceeded the minimum required amount by $22,239; and the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

REGIONAL INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2001
with
Report of Independent Auditors

BERGE & COMPANY LTD
CERTIFIED PUBLIC ACCOUNTANTS